DATAMEG CORP. ANNOUNCES PRELIMINARY TERMS FOR ACQUISITION

WASHINGTON DC, Dec. 7-- DataMEG Corp. (OTC BB: DTMG) announced today that they have agreed to and signed the Term Sheet that outlines preliminary terms for the acquisition of the Company.

Mr. Andrew Benson, President DataMEG Corp. stated, "We have agreed to preliminary terms with an interested acquirer regarding the purchase of DataMEG Corp. and its assets. We will now enter an exclusivity period during which we will work with the buyer to expand the CAS development project and finalize an Acquisition Agreement between the parties. We have also received sufficient information from the buyer that satisfies DataMEG Corp. of their ability to conduct the proposed transaction from a financial perspective."

Mr. Benson continued, "The proposed terms include a purchase price of $13.50 per share for all of the Common Stock outstanding. There will be a cash payment, not to exceed $2.50 per share as part of the purchase price. Additionally, there is a deposit of $2,000,000 that will be made in the near term, as part of the Agreement. The date on which the deposit will be made is under discussion. We are working with the buyer to expand the CAS development project. We have established project target dates and meetings with the buyer and their corporate and institutional partners, to demonstrate the expanded CAS technology improvements and progress. We expect this period, over the next few of months, to result in an executed Acquisition Agreement. There are additional terms that are under discussion, which we also expect will be resolved. The terms being discussed are preliminary and subject to change, however, we are satisfied with the basic intent of the agreement to date. DataMEG Corp. will be making updated announcements regarding this transaction, as appropriate."

DataMEG Corp., currently headquartered in Washington DC, is an engineering/technology firm focused on Internet and telecommunications technology solutions. DataMEG Corp. is developing proprietary technology, its Communications Acceleration System, (CAS), which allows for the transfer of information over POTS, DSL and other information transmission networks.

Except for the historical information contained herein, this press release contains forward-looking statements within the meaning of Section 21E of the Securities and Exchange Act of 1934, as amended that involve a number of risks and uncertainties. These forward-looking statements may be identified by reference to a future period by use of forward-looking terminology such as "expect", "anticipate", "could", "may" and other words of similar nature. There are certain important factors and risks that could cause results to differ materially from those anticipated by the statements herein. Such factors and risks include the successful completion of the CAS technology development, and the business conditions and growth in related areas of telecommunications, wireless and digital transmission arenas and in the economy in general. Competitive factors include the rapid pace of alternative technology advancements and the Company's ability to gain market acceptance of its evolving product. Other risks, including the outcome of pending adverse claims to the Company and it's subsidiary's technology that have been and may be detailed from time to time in the filings of the Securities and Exchange Commission. Neither DataMEG Corp. or its subsidiary undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.